Exhibit (a)(1)(Q)

Subject:	Option Exchange Program: Notice of Receipt of Election Form

This email confirms that we have received an Election to Participate from you. By sending this email to you, we are not confirming that your Election to Participate was properly completed, signed and dated.

Our obligation to accept tendered eligible options is subject to the terms and conditions set forth in the Offer to Exchange, as amended. Copies of the amended Offer to Exchange are available on the Source at http://hr.mc.com/optionexchange.

This email has been sent to all persons from whom we have received an Election to Participate. If we send out any additional confirmations of receipt, you will receive them as well.

For additional information or assistance, you should send your request by email to MCSStockOptionExchange@mc.com.